Exhibit 11

American Safety Insurance Holdings, Ltd. and Subsidiaries

Computation of Earnings Per Share

(dollars in thousands except per-share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Basic:
Earnings available to common shareholders	$6,206	$5,797	$12,429	$17,750

Weighted average common shares outstanding	10,113,871	10,377,890	10,196,538	10,416,979

Basic earnings per common share	$0.61	$0.56	$1.22	$1.70

Diluted:
Earnings available to common shareholders	$6,206	$5,797	$12,429	$17,750

Weighted average common shares outstanding	10,113,871	10,377,890	10,196,538	10,416,979
Weighted average common shares equivalents associated with options and restricted stock	306,906	324,069	306,278	334,333

Total weighted average common shares for diluted purposes	10,420,777	10,701,959	10,502,816	10,751,312

Diluted earnings per common share	$0.60	$0.54	$1.18	$1.65

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